Third Quarter Report
For the period ending February 28, 2007

Growing
TO NEW HEIGHTS

This report contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

Message to Shareholders, April 2007

Chairman’s Message to Shareholders
Each year, hundreds of thousands of patients throughout the world undergo coronary artery bypass graft (CABG) surgery in anticipation of better heart health. CABG represents one of the more effective therapeutic options in the treatment of advanced coronary artery disease. However, the reality is that although bypass surgery improves most patients’ cardiac function and quality of life, there remains a significant risk associated with the surgery.

As the leading cardioprotective drug in development for CABG surgery, MC-1 could play a significant role in the future of many heart disease patients. Every patient undergoing the procedure must unfortunately face the post-operative possibility of a heart attack, stoke or death due to the invasive nature of the procedure. What motivates every Medicure employee is the knowledge that we have a drug that could change this reality and reduce these risks. It is difficult to contain our enthusiasm and optimism knowing that many of the 3,000 patients undergoing CABG surgery in North America and Europe may benefit from receiving MC-1, our potential breakthrough treatment to prevent heart attacks. As new patients enroll in our Phase III MEND-CABG II study, we are inspired by the possibility that a patient’s heart could be protected by MC-1.

Our commitment to heart health goes beyond our clinical endeavors with MC-1. We have a highly specialized cardiovascular sales force in the U.S. focused on improving patient outcomes today through the use of Medicure’s first commercial product, AGGRASTAT®, a GP IIb/IIIa inhibitor.

It is my pleasure then to provide an update on Medicure’s clinical and corporate accomplishments since our last quarterly report.

Clinical Update
On the clinical front, the Company’s MEND-CABG II study continues to progress on schedule. This single confirmatory Phase III study for registration is evaluating the cardioprotective effects of our FDA Fast Tracked product MC-1 in patients undergoing coronary artery bypass graft (CABG) surgery. The double-blind, randomized, placebo-controlled clinical trial is enrolling up to 3,000 patients at approximately 120 cardiac surgical centers throughout North America and Europe. We are extremely pleased with the pace of patient enrollment and remain on track to complete enrollment by November 2007.

During the quarter, Medicure completed a Special Protocol Assessment (SPA) with the FDA for the Phase III MEND-CABG II study. The SPA provides official confirmation from the FDA that the Phase III protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission. Furthermore, this agreement provides Medicure with a well defined pathway towards regulatory approval for MC-1.

Corporate Update
In the third quarter we continued to make traction with AGGRASTAT® in key hospital accounts and with medical opinion leaders in the United States. Medicure’s third quarter featured a significant increase in quarter-over-quarter AGGRASTAT® sales. Net product sales for AGGRASTAT® for the third quarter of fiscal 2007 were $2.5 million, representing a 78% increase over the previous quarter sales of $1.4 million. While this trend is encouraging, we continue to face both a challenge and an opportunity to educate interventional cardiologists on the compelling clinical benefits and cost advantages of AGGRASTAT® relative to its main competitors. It is our belief, based on market research and internal experience that the market is sensitive to both of these factors.

We have invested in re-vitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organizations and the wholesaler distribution network in order to solidify the product’s revenue base. Going forward, the Company’s growth strategy for AGGRASTAT® is to leverage clinical guidelines and key opinion leader relationships, and to create awareness of the clinical and cost benefits associated with the use of AGGRASTAT® to the medical community.

Corporately, Medicure solidified its cash position through the completion of a US$25.9 million financing that closed in December 2006. The financing provides additional resources to complete the MEND-CABG II study. Deutsche Bank Securities Inc. acted as the lead placement agent and A.G. Edwards & Sons, Inc. and Montgomery & Co., LLC served as co-placement agents for the transaction. As part of this placement we were very pleased to welcome several new institutional shareholders who share our commitment to the successful clinical and commercial development of MC-1 for CABG surgery patients.

Outlook
Medicure’s clinical and corporate strength creates a strong foundation as the company moves toward a landmark period in its history. AGGRASTAT® revenues continue to increase, and we remain very active in licensing discussions. There is a scarcity of new cardiovascular drugs in Phase III clinical trials in the United States, and MC-1 is one of them. As such, we continue to receive strong interest from companies on this program.

Since our inception, our focus has been on MC-1’s clinical development and we are moving ever closer to the finish line. I would like to thank you, our shareholders, for your continued support.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

April 5, 2007

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Nine Month Period Ended February 28, 2007

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2006 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass Graft Surgery	Phase III
MC-1	Acute Coronary Syndrome	Phase II complete*
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

On August 8, 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase II clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 12 to the unaudited consolidated financial statements for the three and nine month periods ended February 28, 2007. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, inventories, deferred debt issue expenses, research and development, the assessment of net recoverable value of intangible assets, refundable investment tax credits and stock-based compensation.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. Interest income is recognized as earned.

Inventories
Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

Deferred debt issue expenses
Deferred debt issue expenses are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the debt. Amortization expense related to deferred debt issue expenses is included in interest expense.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies. On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the ongoing development plans. Intangible assets acquired through an asset acquisition are recognized at fair value based on a purchase price allocation. Intangible assets are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

Refundable investment tax credits
The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized. Any adjustments to amounts accrued are recognized as determinable.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month and nine month periods ended February 28, 2007, the Company recorded stock compensation expense of $302,000 and $728,000, respectively (three month and nine month periods ended February 28, 2006 – $276,000 and $505,000).

Recent Accounting Pronouncements Issued But Not Yet Adopted

Comprehensive Income, Equity & Financial Instruments - Recognition and Measurement

In April 2005, the CICA issued new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; and Section 3855, “Financial Instruments-Recognition and Measurement,” for annual and interim periods beginning on or after October 1, 2006.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530. Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

These new accounting standards for Canadian GAAP will converge more closely with the US GAAP as the majority of financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. The Company will adopt these new handbook sections commencing June 1, 2007. However, a number of Canadian and US GAAP differences will continue to exist. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
Product sales, net	2,522	1,419	280	-
Other income	467	287	389	167
Net loss	(8,365)	(6,093)	(3,246)	(2,479)
Loss per share	(0.08)	(0.06)	(0.03)	(0.03)
	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005
Product sales, net	-	-	-	-
Other income	61	35	37	61
Net loss	(2,718)	(3,538)	(3,872)	(4,804)
Loss per share	(0.04)	(0.05)	(0.06)	(0.07)

The increase in the quarterly loss for the three month period ended February 28, 2007 as compared to the three month period ended November 30, 2006 was primarily the result of increased clinical activities associated with the MEND-CABG II study. Prior to May 31, 2006, the Company’s quarterly losses were steadily decreasing primarily due to the completion of the Phase II MATCHED and MEND-CABG studies in September 2005 and April 2006 respectively.

Results of Operations

Revenue
The change in revenue for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Product sales, net	2,522	-	2,522	4,221	-	4,221

Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company began recognizing revenue for AGGRASTAT® effective August 9, 2006, the date following its acquisition. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

The Company has invested significant resources in re-vitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organization and the wholesaler distribution network in order to solidify its revenue base. The Company’s growth strategy for AGGRASTAT® is to leverage clinical guidelines and key opinion leader relationships and to create awareness of the clinical and cost benefit associated with the use of AGGRASTAT® to the medical community. The revitalization of the brand and the execution of the strategy will require continued efforts and time in order to generate sustained revenue growth.

Cost of goods sold
The change in cost of goods sold for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Cost of goods sold	177	-	177	240	-	240

Cost of goods sold represents product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and commenced in January 2007 and will continue until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones. Cost of goods sold will vary from quarter to quarter, depending on the product mix, production costs, and sales levels.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes stock-based compensation expense and professional fees such as legal, audit, and investor and public relations.

The change in selling, general and administrative expenditures for the three and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Selling, general and administrative expenditures – AGGRASTAT®	2,180	-	2,180	4,245	-	4,245
Selling, general and administrative expenditures – Other	1,245	861	384	2,998	2,035	963
Total selling, general and administrative expenditures	3,425	861	2,564	7,243	2,035	5,208

Selling, general and administrative expenditures increased during the three and nine month periods ended February 28, 2007 as compared to the same period in fiscal 2006 primarily due to costs associated with AGGRASTAT® field selling expenses and product promotion costs, increased business development activities and stock-based compensation expense. The Company expects significantly higher levels of selling, general and administrative expenditures for the remainder of the fiscal year ending May 31, 2007 as compared to the same period in fiscal 2006, due to the acquisition of AGGRASTAT® and the resulting field selling expenses and product promotion costs.

Research and Development
Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month and nine month periods ended February 28, 2007 and February 28, 2006 are reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Clinical trial programs	5,772	1,297	4,475	11,200	6,549	4,651
Pre-clinical programs	638	466	172	1,632	1,395	237
Other research and development costs	108	118	(10)	287	244	43
Total research and development expenditures	6,518	1,881	4,637	13,119	8,188	4,931

As expected, research and development expenditures were higher in the three and nine month periods ended February 28, 2007 as compared to the same period in fiscal 2006, due primarily to the ongoing

Phase III MEND-CABG II study and the increasing enrollment rate and the resulting clinical activities, which commenced in the prior fiscal quarter.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG Program
During the second quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG Study: The study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and was managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. The MEND-CABG results demonstrate the positive clinical effects of MC-1:

  The 250 mg dose of MC-1 had a 37.2% reduction in the composite of death, non-fatal myocardial infarction (peak CK-MB ≥100ng/ml), and non-fatal stroke versus placebo (p=0.028).
  The reduction in the composite endpoint was driven by a substantial decrease in the incidence of non-fatal myocardial infarction, most notably a 46.9% reduction in non-fatal myocardial infarction (peak CK-MB ≥100ng/ml) with the 250 mg of MC-1 versus placebo (p=0.008).

Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase III study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company is conducting the MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe and is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. The Company expects to complete enrollment by November 2007 and announce results in the second half of fiscal 2008.

Cost incurred during the current quarter related to coordinating the MEND-CABG II study including costs associated with contract negotiating, IRB fees, regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the three and nine month periods ended February 28, 2007, total expenditures for the MEND-CABG program were $5,746,000 and $11,088,000 respectively, as compared to $789,000 and $5,586,000 for the same periods in fiscal 2006.

MC-4232 Program
During the first quarter we continued our clinical development of MC-4232 for the treatment of patients with co-existing diabetes and hypertension. Significant clinical results for the program are as follows:

The MATCHED Study: The study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase II trial to determine the optimal dose and endpoint for Phase III development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current quarter related to data analysis and planning for future clinical development. For the three and nine month periods ended February 28, 2007, total expenditures for the MC-4232 program were $13,000 and $97,000 respectively, as compared to $491,000 and $947,000 for the same periods in fiscal 2006.

Based on the positive results, the Company plans to advance the clinical development program of MC-4232.

Preclinical Programs
The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues pre-clinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenses are expected to increase significantly in the remainder of fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from increased clinical activity, as the Company expects the patient enrollment rate to accelerate in the Phase III MEND-CABG II study for the remainder of fiscal 2007 and into the first half of fiscal 2008. This is a large-scale study of patients, and will cost substantially more than the Phase II trial.

Amortization
The change in amortization for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Amortization	773	19	754	1,493	58	1,435

The increase in amortization for the current quarter is the result of increased amortization of intangible assets associated with the Company’s acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Interest and Other Income
The change in interest and other income for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Interest and other income	467	61	406	1,143	133	1,010

The increase in interest and other income for the current quarter is the result of higher cash and cash equivalents balance as compared to the same period of the prior fiscal year, largely due to the equity financing that the Company completed during the quarter. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Interest Expense
The change in interest expense for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Interest expense	614	-	614	1,359	-	1,359

The increase in interest expense for the current quarter is the result of the Company securing a US$15,840,000 term loan facility related to the acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Foreign Exchange Gain/Loss
The change in foreign exchange gain/loss for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Foreign exchange loss (gain)	(152)	17	(169)	(387)	83	(470)

The foreign exchange gain for the current quarter is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar. While the functional currency of the Company is the Canadian dollar, the Company has significant holdings of U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study. This foreign exchange gain was partially offset by an unrealized foreign exchange loss incurred as a result of a U.S. denominated term loan facility of US$15,840,000.

Loss for the Period
The consolidated net loss for the three month and nine month periods ended February 28, 2007 and February 28, 2006 is reflected in the following table:

	Three Months Ended			Nine Months Ended
(in thousands of CDN$, except per share data)	FY 2007	FY 2006	Increase (Decrease)	FY 2007	FY 2006	Increase (Decrease)

Loss for the period	8,365	2,718	5,647	17,704	10,128	7,576

Loss per share	0.08	0.04	0.04	0.18	0.14	0.04

As discussed above, the consolidated net loss resulted mainly from costs of the Company’s clinical development program, including the Phase III MEND-CABG II study. The Company expects to incur a loss next year as it continues to invest in product research and development.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest on excess funds held.

Cash used in operating activities for the nine months ended February 28, 2007 was $13,892,000, compared to $10,158,000 for the same period in fiscal 2006. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities for the nine months ended February 28, 2007 was $44,970,000, compared to $15,156,000 for the same period in fiscal 2006. During the quarter ended February 28, 2007, the Company strengthened its cash position when it closed a private placement raising total gross proceeds of US$25,900,000. A total of 19,923,044 common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3,984,608 additional common shares. The warrants have a five year term and an exercise price of US$1.70. In addition, the Company secured a US$15,840,000 term loan facility related to the acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Cash used in investing activities for the nine month period ended February 28, 2007 was $22,576,000, compared to $418,000 for the same period in fiscal 2006. The increase in cash used in investing activities was due to the Company’s acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

At February 28, 2007 the Company had cash and cash equivalents totaling $43,423,000 as compared to $34,920,000 as of May 31, 2006.

These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at February 28, 2007 was 116,262,842 as compared to 96,046,465 at May 31, 2006.

As at April 5, 2007, the Company had 116,262,842 common shares outstanding and has granted 4,290,528 and 10,691,468 options and warrants, respectively, to purchase common shares.

As at February 28, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Fiscal Year Ending May 31
(in thousands of CDN$)	Total	2007	2008-2009	2010-2011	Thereafter

Purchase Agreement Commitments	3,752	-	2,384	1,368	-
Service Agreement Commitments	2,668	1,121	1,547	-	-
Total	6,420	1,121	3,931	1,368	-

Commitments
In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

The Company entered into an agreement with a third party to provide contract sales and marketing services, which expires in 2009.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 28, 2007, the Company is committed to fund up to a further $5,404,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at February 28, 2007, the Company is committed to fund up to an estimated $19,890,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.

In addition, the Company has committed to fund a further $32,775,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at February 28, 2007, the Company has provided a research advance of $200,000 (May 31, 2006 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at February 28, 2007.

Related Party Transactions
During the three month and nine month periods ended February 28, 2007 the Company paid companies controlled by a director, a total of $140,000 and $277,000, respectively (three month and nine month periods ended February 28, 2006 – $69,000 and $197,000), for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs and the Company’s sales and marketing efforts of AGGRASTAT® in the remainder of fiscal 2007. Research and development expenses are expected to increase in the remainder of fiscal 2007 as compared to the same period in fiscal 2006. This increase in expenditures is expected to result from increased clinical activity as the Company began enrollment of the Phase III MEND-CABG II study during the second quarter. In addition, selling, general and administrative expenses are expected to significantly increase in the remainder of fiscal 2007 as compared to the same period in fiscal 2006 mainly as a result of the ongoing field selling expenses and product promotion costs related to AGGRASTAT®.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into the second half of fiscal 2008. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s launch of AGGRASTAT®, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s launch of AGGRASTAT®, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s key priorities in the remainder of fiscal 2007 will be to move closer to the completion of the MEND-CABG II study for its lead product, MC-1, expand sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. In August 2006, the Company entered into a term loan financing facility totalling approximately US$15,840,000 with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation (the “Credit Facility”). Under the Credit Facility, the Company’s lenders required that a minimum amount of additional working capital be raised by the Company by February 28, 2007, through a collaborative partnership or equity issuance. The Company has met this covenant as a result of the US$25,900,000 private placement closed on December 28, 2006, as discussed in the Liquidity and Capital Resources section above.

Additional Information
Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.

In the near-term, a key driver of revenues will be our ability to successfully launch, and achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2006, which can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	February 28,	May 31,
	2007	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$43,423,033	$34,920,433
Accounts receivable (note 4)	3,286,478	458,424
Inventories (note 5)	705,997	–
Research advance	200,000	200,000
Prepaid expenses	1,282,277	262,716
	48,897,785	35,841,573

Property and equipment	132,930	50,663
Intangible assets (note 7)	23,922,921	2,921,841
Deferred debt issue expenses (net of accumulated
amortization of $145,474)	415,585	–
	$73,369,221	$38,814,077

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$6,882,313	$1,644,339
Current portion of long-term debt (note 8)	5,053,536	–
	11,935,849	1,644,339

Long-term debt (note 8)	13,476,096	–

Shareholders’ equity:
Capital stock (note 6):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
116,262,842 common voting shares
(May 31, 2006 – 96,046,465)	109,034,533	81,226,634
Contributed surplus (note 6)	2,754,125	2,070,670
Deficit	(63,831,382)	(46,127,566)
	47,975,276	37,169,738
Commitments, contingencies and guarantees (note 9)

	$73,369,221	$38,814,077

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2007	2006

Revenue:
Product sales, net	$2,522,356	$–	$4,221,152	$–

Expenses:
Cost of goods sold	176,564	–	240,359	–
Selling, general and administrative	3,424,835	861,395	7,243,217	2,034,747
Research and development (note 9)	6,517,502	1,881,310	13,119,389	8,188,008
Investment tax credits	–	–	–	(103,150)
Amortization	773,448	19,352	1,492,868	57,875
	10,892,349	2,762,057	22,095,833	10,177,480

Other expenses (income):
Interest and other income	(466,769)	(60,884)	(1,143,141)	(132,737)
Interest expense	613,776	–	1,359,023	–
Foreign exchange loss (gain)	(151,696)	17,086	(386,747)	83,453
	(4,689)	(43,798)	(170,865)	(49,284)

Loss for the period	(8,365,304)	(2,718,259)	(17,703,816)	(10,128,196)

Deficit, beginning of period	(55,466,078)	(40,930,429)	(46,127,566)	(33,520,492)

Deficit, end of period	$(63,831,382)	$(43,648,688)	$(63,831,382)	$(43,648,688)

Basic and diluted loss per share	$(0.08)	$(0.04)	$(0.18)	$(0.14)

Weighted average number of common shares used in
computing basic and diluted loss per share	111,044,588	76,945,441	101,035,321	73,925,610

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the period	$(8,365,304)	$(2,718,259)	$(17,703,816)	$(10,128,196)
Adjustments for:
Amortization of property and equipment	9,563	8,321	27,141	25,110
Amortization of intangible assets	763,885	11,031	1,465,727	32,765
Amortization of deferred debt issue expenses	65,622	–	145,474	–
Stock-based compensation	301,520	276,268	727,502	505,068
Unrealized foreign exchange loss
on long-term debt	437,184	–	761,947	–
Change in the following:
Accounts receivable	(1,288,870)	91,239	(2,828,054)	(40,298)
Inventories	87,467	–	(705,997)	–
Prepaid expenses	82,590	29,178	(1,019,561)	176,241
Accounts payable and accrued liabilities	2,654,769	107,714	5,237,974	(728,795)
	(5,251,574)	(2,194,508)	(13,891,663)	(10,158,105)

Investing activities:
Acquisition of property and equipment	(77,230)	(3,745)	(109,408)	(7,761)
Intangible assets	(708,880)	(145,482)	(22,466,807)	(410,196)
	(786,110)	(149,227)	(22,576,215)	(417,957)

Financing activities:
Issuance of common shares and warrants, net of share
issue costs	27,654,405	10,928,583	27,763,852	15,155,747
Proceeds from issuance of long-term debt	–	–	17,767,685	–
Debt issue expenses	–	–	(561,059)	–
	27,654,405	10,928,583	44,970,478	15,155,747

Increase in cash and cash equivalents	21,616,721	8,584,848	8,502,600	4,579,685

Cash and cash equivalents, beginning of period	21,806,312	3,585,755	34,920,433	7,590,918

Cash and cash equivalents, end of period	$43,423,033	$12,170,603	$43,423,033	$12,170,603

Supplementary information:
Non-cash transaction:
Value assigned to placement agent’s stock-based
compensation related to August 19, 2005 private
placement	$–	$–	$–	$42,758

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2006 The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 12 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2006 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month and nine month periods ended February 28, 2007.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company is in the research and development phase of its lead clinical products, MC-1 and MC-4232. In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). The Company recently launched product sales and marketing efforts in the United States, with a targeted, dedicated cardiovascular sales force and medical science liaison organization.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

3.	Significant accounting policies:

All accounting policies are the same as described in note 2 of the Company’s audited consolidated financial statements for the year ended May 31, 2006, with the exception of the following accounting policies adopted by the Company due to new circumstances in the Company since this date:

	(a)	Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. Interest income is recognized as earned.

	(b)	Inventories

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

	(c)	Intangible assets

Intangible assets acquired through an asset acquisition are recognized at fair value based on a purchase price allocation. Intangible assets are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

(d)	Deferred debt issue expenses

Deferred debt issue expenses are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the debt. Amortization expense related to deferred debt issue expenses is included in interest expense.

(e)	Foreign currency translation

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

3.

Significant accounting policies (continued):

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

4.	Accounts Receivable:

	February 28,	May 31,
	2007	2006

Trade accounts receivable	$2,765,333	$–
SR&ED taxes receivable	237,000	237,000
Interest receivable	89,054	189,936
Other	195,091	31,488

	$3,286,478	$458,424

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable. As at February 28, 2007, the trade accounts receivable includes amounts from six customers which represent approximately 84% (May 31, 2006 – nil) of the Company’s total accounts receivable.

5.	Inventories:

	February 28,	May 31,
	2007	2006

Raw materials and packaging materials	$366,796	$–
Finished goods	339,201	–

	$705,997	$–

6.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2005	66,826,660	$39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482
Balance at May 31, 2006	96,046,465	$81,226,634

Private placement for cash on December 22, 2006
net of share issue costs of $1,812,079	15,615,392	21,595,864
Private placement for cash on December 28, 2006
net of share issue costs of $499,879	4,307,652	5,986,541
Exercise of options for cash	293,333	286,713
Additional share issue costs related to May 9,
2006 private placement	–	(61,219)

Balance at February 28, 2007	116,262,842	$109,034,533

(c)	Contributed surplus:

Balance, May 31, 2005	$996,301

Stock-based compensation	1,184,800
Placement agent’s warrants granted	42,758
Options exercised – transferred to capital stock	(153,189)
Balance, May 31, 2006	2,070,670

Stock-based compensation	727,502
Options exercised - transferred to capital stock	(44,047)

Balance, February 28, 2007	$2,754,125

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Capital stock (continued):

	(d)	Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the Company at any time. The stock options are subject to vesting over a period of up to three years.

A summary of the Company’s Stock Option Plan is as follows:

	Nine months ended February 28, 2007		Year ended May 31, 2006
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
period	3,300,028	$1.41	2,372,333	$1.17
Granted	1,305,500	1.66	1,308,000	1.76
Exercised	(293,333)	0.83	(264,305)	0.96
Cancelled or expired	(31,667)	1.31	(116,000)	1.32
Balance, end of period	4,280,528	$1.54	3,300,028	$1.41

Options exercisable, end
of period	2,316,361		1,709,685

	February 28,	May 31,
	2007	2006

Weighted average fair value per unit of options
granted during the period at market value on
grant date	$1.08	$1.27
Weighted average fair value per unit of options
granted during the period at above market value
on grant date	–	0.34

The table above includes 809,000 options granted to employees, of which $174,457 was charged to contributed surplus in the nine month period ended February 28, 2007.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Capital stock (continued):

Options outstanding at February 28, 2007 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.75 – 1.95	4,030,528	6.3 years	$ 1.47	2,066,361
2.34 – 2.92	250,000	3.3 years	2.69	250,000

	4,280,528	6.1 years	$ 1.54	2,316,361

The compensation expense related to stock options granted under the Stock Option Plan during the three month and nine month periods ended February 28, 2007 aggregated $301,520 and $727,502, respectively (three and nine months ended February 28, 2006 – $276,268 and $505,068). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	6.5 years
Risk-free interest rate	4.08%
Dividend yield	–
Expected volatility	68.06%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Capital stock (continued):

	(e)	Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	February 28,
(Expiry date)	granted	per share	2005	(Cancelled)*	2006	(Cancelled)*	2007

629,834 units
(June 26, 2005)	629,834	1.00	502,403	(502,403)*	-	-	-

104,110 units
(August 19, 2008)	104,110	1.18	-	104,110	104,110	-	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	-	2,602,750	2,602,750	-	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	-	4,000,000	4,000,000	-	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	-	-	-	3,984,608	3,984,608

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

The warrants expiring on May 9, 2011 and December 22, 2011 may be exercised on a cashless basis based on a formula described in the warrant agreements.

	(f)	Loss per share:

The weighted average number of common shares outstanding for the three month and nine month periods ended February 28, 2007 were 111,044,588 and 101,035,321, respectively (three and nine month periods ended February 28, 2006 – 76,945,441 and 73,925,610). All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

7.	Intangible Assets:

		Accumulated	Net book
February 28, 2007	Cost	amortization	value

Technology license	$1,166,619	$137,556	$1,029,063
Patents	19,948,653	1,253,222	18,695,431
Trademark	3,760,874	192,211	3,568,663
Customer list	663,684	33,920	629,764

	$25,539,830	$1,616,909	$23,922,921

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

7.	Intangible Assets (continued):

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Technology license	$1,162,780	$29,470	$1,133,310
Patents	1,935,502	146,971	1,788,531

	$3,098,282	$176,441	$2,921,841

In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the U.S. and its territories (Puerto Rico, Virgin Islands, and Guam) from MGI PHARMA Inc. for total cash consideration of US$19,000,000 plus existing inventory, and will make certain royalty payments to Merck & Co., Inc., based on net sales of AGGRASTAT® in the U.S. AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The purchase price has been allocated to patents, trademark, and customer list intangible assets, which are amortized over their estimated useful lives.

8.	Long-term debt:

In connection with the Company’s acquisition of the licensing rights to AGGRASTAT® in the United States and its territories, the Company obtained a term loan facility totalling US$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. The term of the loan facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5% per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly instalments.

Principal repayments to maturity are as follows:

February 29, 2008	$ 5,053,536
February 28, 2009	6,738,048
February 28, 2010	6,738,048

The term loan facility is secured by collateral, consisting of all financial, physical, and intangible assets of the Company and its subsidiaries.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

9.	Commitments, contingencies and guarantees:

	(a)	Commitments:

As at February 28, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Fiscal Period Ending May 31
			2008-	2010-
	Total	2007	2009	2011	Thereafter

Purchase
Agreement
Commitments	$3,751,548	$-	$2,384,052	$1,367,496	-
Services
Agreement
Commitments	2,668,464	1,121,067	1,547,397	-	-

Total	$6,420,012	$1,121,067	$3,931,449	$1,367,496	-

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third party totaling a minimum of $3,751,548 over the term of the agreement, which expires in fiscal 2010.

The Company entered into an agreement with a third party to provide contract sales and marketing services, totaling a minimum of $2,668,464 over the term of the agreement.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at February 28, 2007, the Company is committed to fund up to a further $5,404,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

9.	Commitments, contingencies and guarantees (continued):

activities is not payable until after the completion of these activities. As at February 28, 2007, the Company is committed to fund up to an estimated $19,890,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.

In addition, the Company has committed to fund a further $32,775,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at February 28, 2007, the Company has provided a research advance of $200,000 (May 31, 2006 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company has granted royalties to third parties based on future commercial sales of MC- 1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

10.	Related party transactions:

During the three month and nine month periods ended February 28, 2007 the Company paid companies controlled by a director, a total of $139,586 and $277,092, respectively (three and nine month periods ended February 28, 2006 – $68,753 and $197,125), for office rent, supplies and consulting fees. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	Financial Instruments:

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at February 28, 2007.

12.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, with the exception of AGGRASTAT® (note 7), under U.S. GAAP, the patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the three and nine months ended February 28, 2007 research and development expense would have increased by $176,420 and $347,201, respectively (three and nine month periods ended February 28, 2006 – $145,482 and $410,196). Under U.S. GAAP, the amortization expense to be added back for the three and nine months ended February 28, 2007 is $52,990 and $153,909, respectively (three and nine month periods ended February 28, 2006 – $11,030 and $32,764).

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

12.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the three and nine months ended February 28, 2007 and February 28, 2006. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three and nine months ended February 28, 2007 is nil (three and nine month periods ended February 28, 2006 – $906 and $2,867).

	(c)	Recent accounting pronouncements:

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. SFAS 123R requires forfeitures be estimated at the time of grant.

Effective June 1, 2006, the Company adopted SFAS 123R, however, there was no significant impact on its consolidated financial position and results of operations.

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

12.	Reconciliation of generally accepted accounting principles (continued):

The FASB has proposed to adopt new standards which would, for the Company, result in the reclassification of warrants denominated in other than Canadian dollars as a liability and requiring them to be marked-to-market on an ongoing basis with changes in value during a period included in the measurement of loss. The timing of application of this proposed guidance is currently uncertain.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended		Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2007	2006

Loss for the period, Canadian GAAP	$(8,365,304)	$(2,718,259)	$(17,703,816)	$(10,128,196)
Adjustments for the following:
Intangible assets (a)	(176,420)	(145,482)	(347,201)	(410,196)
Amortization of intangible assets (a)	52,990	11,030	153,909	32,764
Amortization of scientific equipment (b)	–	906	–	2,867

Loss for the period, US GAAP	$(8,488,734)	$(2,851,805)	$(17,897,108)	$(10,502,761)

Basic and diluted loss per share	$(0.08)	$(0.04)	$(0.18)	$(0.14)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	February 28,	May 31,
	2007	2006

Intangible assets	20,811,056	–
Capital stock and contributed surplus	128,033,492	99,542,138
Deficit	(83,191,346)	(65,294,238)

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2007
(Expressed in Canadian dollars)
(Unaudited)

13.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the three and nine month periods ended February 28, 2007, 100% of product revenues were generated from sales of AGGRASTAT® in the United States, which is comprised of six customers.

Property and equipment and intangible assets are located in the following countries:

	February 28,	May 31,
	2007	2006

Canada	$246,198	$179,164
Barbados	23,741,556	2,793,340
United States	68,097	–

14.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current period financial statements.

Investor Relations
& Public Inquiries
Adam Peeler
Manager of Investor & Public Relations
Toll Free: 1-888-435-2220 (x256)
E-mail: apeeler@medicure.com

Stock Listings
Medicure’s shares are listed for trading on the
Toronto Stock Exchange (TSX), under the
symbol MPH, and on the American Stock
Exchange (Amex), under the symbol MCU

MEDICURE INC.
4 – 1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Toll Free 1.888.435.2220
Tel. 204.487.7412
Fax 204.488.9823

E-mail: info@medicure.com
Website: www.medicure.com